Exhibit 2

PRESS RELEASE	19 May 2015

GroupM expands sports and entertainment offering under

new global agency brand ‘ESP’

ESP Properties will be dedicated to serving sports and entertainment rightsholders

GroupM, the world’s leading media investment management company, today announced it is expanding its sports and entertainment offering under a new global agency brand, ESP.

ESP is made up of two separate businesses: ESP Properties and ESP Brands.

Both businesses will be part of WPP’s media investment management company GroupM, but remain independent of its media-buying operations.

ESP Properties will be GroupM’s first company dedicated to serving rightsholders from the worlds of sports and entertainment, including federations, leagues, events, teams, publishers and venues. It will offer a thorough assessment of their commercial programs, and advise how to grow the revenue they generate through a full range of services across data, digital and content development. It will also offer global partnership sales on behalf of rightsholders, both to existing WPP brand clients and beyond.

ESP Properties will be formed through new hires, the integration of existing GroupM business units including leading sponsorship agency IEG, and the acquisition of data-driven sports marketing agency Two Circles. It will collaborate with specialists from the WPP network to deliver a full range of marketing services. It will also work with GroupM Entertainment on new programming concepts and, where mutually beneficial, provide direct finance for new projects.

ESP Properties will launch with over 150 staff in hubs across New York, Chicago, London and Singapore, plus additional teams in Los Angeles, Sao Paulo and Dubai amongst others. It launches with a roster of globally recognised clients including the All Blacks, Cleveland Cavaliers, Valencia CF, England and Wales Cricket Board, Pele, and City Football Group.

Sir Martin Sorrell, CEO of WPP, said:

“There is significant and growing demand on the part of clients to invest more in content and sports but few in our industry have had a serious response to this. Our new ESP Properties will bring creative power and commercial insight to rightsholders for the first time, providing unmatched opportunities to better tailor their offerings to the needs of today’s brand sponsors. ESP will also work hand in hand with our recent investment in Bruin Sports to provide our clients with access to many high-value media and sponsorship opportunities.”

GroupM is also expanding its support for brands to plan, negotiate and activate sports and entertainment partnerships by growing the specialist teams in its individual media agencies. These specialist teams will be underpinned in key regions by the second business within ESP, ESP Brands. ESP Brands will be an evolution of the former partnerships consultancy GroupM ESP.

Dominic Proctor, Chairman of ESP and President of GroupM Global, said:

“The global launch of ESP Properties brings leading commercial and creative capabilities to some of the world’s most celebrated names across sports and entertainment. Sport is a driving force in media and we want to serve the market better by assisting rightsholders in optimizing their properties and creating more winning partnerships with leading brands. At the same time we will ensure we work more efficiently on behalf of brands by providing even more resources for the specialist sports and entertainment practices that are embedded in our GroupM agencies, underpinned by a central team in key regions, ESP Brands.”

The new ESP Properties will be led by John Kristick, Global CEO of GroupM ESP since 2011. John is a senior sports marketing executive with nearly two decades of international experience, including being appointed Managing Director for the USA Bid Committee to host the 2022 FIFA World Cup, and previously working for more than ten years in Europe serving as an Executive Director for Infront Sports & Media from its inception. The business will be led regionally by Jonathan Hill (EMEA), Laren Ukman (North America) and JinWei Toh (APAC). ESP Brands will be managed regionally in North America by Bryce Townsend and through the individual GroupM agencies in other regions.

John Kristick, CEO of ESP Properties, said:

“ESP Properties’ offering is truly unique in meeting the changing needs of the world’s leading federations, events, leagues, teams and other rightsholders. We have brought together a range of experts from across GroupM, such as IEG with over three decades of experience in sponsorship consulting, and our new partners Two Circles who have been leading the way in data-driven sports marketing. By combining this strategic expertise with unmatched understanding of how to navigate potential brand partnerships, we can uncover new revenue opportunities for rightsholders worldwide.”

The launch is part of WPP’s growing commitment to content, demonstrated by its investments in MediaPro, VICE, Indigenous Media, FullScreen, MRC, and, most recently, Bruin Sports Capital.

George Pyne, founder of Bruin Sports Capital, said:

“ESP Properties provides rightsholders around the world with a very powerful combination of strategic services and sales expertise. The ability to access the group’s unmatched global resources and corporate client base will be very helpful as we create value for the relevant businesses Bruin operates. We also anticipate collaborating with ESP Properties to jointly deploy capital and create new businesses as opportunities arise.”

NOTES TO EDITORS

About GroupM

GroupM is the leading global media investment management operation. It serves as the parent company to WPP media agencies including Mindshare, MEC, MediaCom and Maxus, as well as Xaxis and Catalyst. Our primary purpose is to maximize the performance of WPP’s media communications agencies on behalf of our clients, our stakeholders and our people by operating as a parent and collaborator in performance-enhancing activities such as trading, content creation, sports, digital, finance, proprietary tool development and other business-critical capabilities. The agencies that comprise GroupM are all global operations in their own right with leading market positions. The focus of GroupM is the intelligent application of physical and intellectual scale to benefit trading, innovation, and new communication services, to bring competitive advantage to our clients and our companies. Discover more about us online at www.groupm.com.

About IEG

For more than 30 years IEG has shaped and led the global sponsorship industry, providing consulting, valuation and research services, as well as insights, trends and training, to rightsholders and brands across sports, arts, entertainment, nonprofit and other partnership sectors. IEG’s proprietary valuation methodology remains the industry-standard for assessing fair value of partnership opportunities. Its consulting, valuation and research teams are now under the ESP Properties name, while insights, trends and events continue under the IEG brand and via sponsorship.com.

About Two Circles

Two Circles is a data-driven sports marketing agency which helps rightsholders build stronger relationships with their customers. It enables its clients to deliver the right messages to the right customers at the right time and in doing so, deliver commercial growth across all key revenue streams. The London-headquartered business was founded in 2011, and has grown rapidly to employ 55 people workings across 10 markets internationally. Two Circles’ data mining and digital execution capability will allow us to place audience insight, digital creativity and rigorous evidence at the heart of the ESP Properties proposition.

About Bruin Sports Capital

Bruin Sports Capital is a privately held international media, sports, marketing and branded lifestyle company. Bruin Sports Capital raised $250 million in equity capital, which provides for $500 million in buying power to acquire, operate and build businesses in the respective segments. WPP, the world’s largest communications services group, is leading Bruin Sports Capital’s global syndicate of investors.

Contact

Global

David Grabert, Director, Global Communications, GroupM

david.grabert@groupm.com

EMEA

Jonathan Lenson, Global Head of Strategy & Corporate Development, ESP Properties jonathan.lenson@groupm.com +44 7766 442235

NORTH AMERICA

Jim Andrews, Senior Vice President

jim.andrews@sponsorship.com +1 312 725 5110

For more information visit www.espglobal.com